September 21, 2010

Ms. Karen Ubell
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549-3628

Re:	Compugen Ltd. Form 20-F for the Fiscal Year Ended December 31, 2009 Filed March 11, 2010 File No. 000-30902

Dear Ms. Ubell:

In response to a request from the staff of the Securities and Exchange Commission (the “Commission”) in its comment letter, dated September 9, 2010 with respect to the above-referenced filing, Compugen Ltd. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

COMPUGEN LTD.

By: /s/ Anat Cohen-Dayag
Name: Anat Cohen-Dayag
Title:President and Chief Executive Officer